

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Samuel Lui
Chief Financial Officer
Genesis Unicorn Capital Corp.
281 Witherspoon Street , Suite 120
Princeton, New Jersey 08540

> **Re: Genesis Unicorn Capital Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 10, 2023**
> **File No. 001-41287**

Dear Samuel Lui:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Energy & Transportation